UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Vsource, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

92908B 30 3

(CUSIP Number)
Phillip E. Kelly
7855 Ivanhoe Avenue
Suite 200
La Jolla, CA 92037
(858) 551-2920
____________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 92908B 30 3

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Phillip E. Kelly

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 19,422,876 (1)(2)
9. SOLE DISPOSITIVE POWER: 3,000,715 (1)(3)
10. SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,000,715 (1)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	X

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 63.5% (3)(4)

14.	TYPE OF REPORTING PERSON: IN

  Includes options to purchase 797,803 shares of common stock and Series 4-A convertible preferred stock convertible into 1,905,000 shares of common stock, each exercisable within 60 days of August 15, 2004, which the Reporting Person owns not as a member of any group.
  Represents the aggregate number and percentage of shares beneficially owned by a group of which the Reporting Person may be deemed a member pursuant to the terms of the Voting Agreement which is discussed below.
  Represents the number and percentage of shares the Reporting Person beneficially owns irrespective of its possible membership in a group.
  Based on 4,728,842 shares of common stock issued and outstanding, as described in Item 5 herein.

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Item 4.         Purpose of Transaction.

              Merger and Voting Agreement

              On September 1, 2004, the Issuer filed an Information Statement with the Securities and Exchange Commission describing the terms of an exchange offer (as filed on September 1, 2004 on a Schedule 14(c)) and certain other transactions, whereby the holders of the Issuer's preferred stock (the "Preferred Stockholders") were offered shares of a corporation newly organized under the laws of the British Virgin Islands ("Asia Holding Co.") in exchange for all of the preferred stock of the Issuer (the "Preferred Stock") owned by each participating Preferred Stockholder. Prior to the exchange, the Issuer plans to transfer all of the shares that it owns of Vsource Asia Berhad to Asia Holding Co. Immediately after the exchange, Symphony House Berhad will offer to purchase the shares of Asia Holding Co from each Preferred Stockholder who participated in the exchange and any remaining shares of Asia Holding Co. from the Issuer. Subject only to the completion of the aforementioned transactions, Symphony and the Reporting Person have entered into a binding sale and purchase agreement pursuant to which Symphony will be obligated to purchase, and the Reporting Person will be obligated to sell, all of the common stock and warrants of the Issuer owned by the Reporting Person, so that if all of the aforementioned transactions are completed, the Reporting Person will no longer have any ownership in the Issuer. Completion of these transactions would result in a sale of substantially all of the assets of the Issuer and would result in a change in the Issuer's capital structure. On August 31, 2004, the Reporting Person signed a Commitment Letter (the "Commitment Letter") obligating it to exchange all the shares of the Preferred Stock owned by him for shares of Asia Holding Co. and consenting to the terms of the exchange, described in greater detail in Item 4 below. The transactions described above are subject to a number of contingencies and conditions and there can be no assurance that these transactions will be completed.

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              Direct Holdings

              Irrespective of membership in any group, the Reporting Person directly holds shares of the Issuer's common stock ("Common Stock"), of which 271,642 shares were acquired on December 18, 2001 pursuant to the Issuer's discharge of its obligations under a $2.25 million loan (the "Bridge Loan") incurred under the Amended and Restated Bridge Loan Agreement dated May 24, 2001, as amended on June 22, 2001 (the "Bridge Loan Agreement"). This transaction was reported in the Reporting Person's Schedule 13D filed on December 28, 2001. The Bridge Loan Agreement and the amendment thereto were filed as Exhibits 4.2 and 4.3, respectively, to the Issuer's Report on Form 8-K filed June 22, 2001, which is incorporated herein by reference. In addition, 26,270 shares of Common Stock were acquired by the Reporting Person as a result of his holdings, direct and indirect in NetCel360 Holdings Limited ("NetCel360"), as payment in full of consideration due under the Acquisition Agreement dated May 24, 2001, and as amended on June 22, 2001 (together, the "Acquisition Agreement"), between the Issuer and NetCel360. The Acquisition Agreement was filed as Exhibit 2.1 to the Issuer's Form 10-Q for the quarterly period ending April 30, 2001, which is incorporated herein by reference. The Amendment to Acquisition Agreement, dated June 22, 2001, between the Issuer and NetCel360, was filed as Exhibit 2.2 to the Issuer's Report on Form 8-K filed on July 2, 2001, which is incorporated herein by reference.

              Convertible Holdings

              Irrespective of membership in any group and as reported in the Reporting Person's Amendment No. 2 to Schedule 13D filed on October 29, 2002, the Reporting Person holds an aggregate of 1,905 shares of the Issuer's Series 4-A convertible preferred stock ("Series 4-A Convertible Preferred Stock"), which are currently convertible into 1,905,000 shares of Common Stock. These 1,905 shares of the Series 4-A Convertible Preferred Stock were received in exchange for the following Issuer securities held by the Reporting Person: (a) $767,414 principal amount of the Issuer's Series A convertible notes, (b) $404,629 principal amount of the Issuer's Series B-1 notes, (c) Series B warrants of the Issuer to purchase 192,187 shares of Common Stock, and (d) Series B-1 warrants of the Issuer to purchase 100,657 shares of Common Stock. The Series 4-A Convertible Preferred Stock Purchase Agreement, dated October 23, 2002, by and among the Issuer and the purchasers set forth therein (including the Reporting Person), which is incorporated herein by reference, was filed as Exhibit 4.1 of the Issuer's Report on Form 8-K filed October 28, 2002, and the Certificate of Designations of the Series 4-A Convertible Preferred Stock, which is also incorporated herein by reference, was filed as Exhibit 3.1 to the same report.

              Options

              Irrespective of membership in any group, the Reporting Person has been granted options to purchase a total of 1,070,803 shares of Common Stock, of which options to purchase 797,803 shares of Common Stock are exercisable within 60 days of August 15, 2004. In connection with the transaction described above under the heading "Commitment Letter", the Reporting Person intends to (a) exercise all such options that are in the money and sell the related shares of common stock to Symphony, and (b) cancel all such options that are out of the money.

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              General

              Depending on market conditions and other factors that it may deem material to its investment decision, the Reporting Person may purchase additional Common Stock in the open market or in private transactions or may dispose of all or a portion of the common stock that it now owns or hereafter may acquire. In addition, the Reporting Person may make proposals and take such other actions as are commensurate with its rights and duties as a director and officer of the Issuer.

              Other than as described in this Item 4, the Reporting Person does not have any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although it reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

              Pursuant to Rule 13d-3(d)(1)(i) of the Act, the percentages of beneficial ownership shown in this Item 5 and elsewhere in this schedule assume the conversion or exercise of all preferred convertible stock, options, warrants and other securities convertible into Common Stock held by a party currently exercisable within 60 days of August 15, 2004, but does not include the 1,250,000 shares of Common Stock issuable upon exercise of the warrants issued in connection with the issuance and sale of the Series 4-A Convertible Preferred Stock by the Issuer in a private placement on October 25, 2002, which by their terms are not exercisable until April 1, 2005, and only then if certain specified events or conditions have occurred. Such percentages, however, shall not assume the exercise or conversion of preferred convertible stock, options, warrants and other convertible securities held by other holders of such securities.

              There are 2,026,039 shares of Common Stock outstanding, as reported in the Issuer's most recent Form 10-Q. If only the Reporting Person converted its convertible securities and exercised its options exercisable 60 days from August 15, 2004, the total number of shares of Common Stock outstanding would be 4,728,842. If, alternately, all of the holders of convertible securities and options exercisable within 60 days from August 15, 2004 converted or exercised such securities, the total number of shares of Common Stock would be 22,879,254 (the "Fully Diluted Outstanding").

              (a) Irrespective of membership in any group, the Reporting Person beneficially owns 3,000,715 shares of Common Stock (including 1,905,000 shares of Common Stock in respect of Series 4-A Convertible Preferred Stock that has not been converted but may be converted within 60 days from August 15, 2004, and 797,803 shares with respect to options that have not been exercised but may be exercised within 60 days from August 15, 2004), which represents 63.5% of all of the shares of Common Stock issued and outstanding and 13.2% of the Fully Diluted Outstanding.

              (b) By virtue of the execution and delivery of a certain Stockholders Agreement (the "Stockholders Agreement") that was described in Item 4 and Item 5 of the Reporting Person's Amendment No. 2 to Schedule 13D filed on October 29, 2002, and the expected performance by the parties to vote their shares in favor of certain nominees to the Issuer's Board of Directors, all of the parties to the Stockholders Agreement may be deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated by the Securities and Exchange Commission pursuant to the Act. If the parties to the Stockholders Agreement are deemed to constitute a "group," then each such party, as a member of the "group," would be deemed to own beneficially all of the shares of Common Stock owned in the aggregate by the members of such group. The Reporting Person hereby disclaims (a) membership in such "group" by virtue of his execution and delivery of the Stockholders Agreement and (b) beneficial ownership of the shares of Common Stock in which he does not have a pecuniary interest. The Stockholders Agreement will terminate upon consummation of the exchange offer.

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              The number of shares of Common Stock and shares of Common Stock issuable or issued upon conversion or exercise of other securities of the Issuer covered by the Stockholders Agreement is 19,422,876, representing approximately 85.4% of the Fully Diluted Outstanding. The following table does not take into account whether any of the holders named below are parties to any "group" other than by virtue of their execution and delivery of the Vsource Voting Agreements.

Parties to Vsource Voting Agreements	Number of Shares (1)	Percentage of Outstanding Class (2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Phillip Kelly	3,000,715	63.5%	0	3,000,715	3,000,715	0
Dennis Smith	1,162,015	38.0%	0	1,162,015	1,162,015	0
John Cantillon	2,432,122	54.6%	0	2,432,122	2,432,122	0
Mercantile Capital Partners I, L.P.	3,411,516	62.7%	0	3,411,516	3,411,516	0
Asia Internet Investment Group I, LLC	418,349	17.2%	0	418,349	418,349	0
BAPEF Investments XII, Ltd.	5,248,159	73.7%	0	5,248,159	5,248,159	0
Capital International Asia CDPQ Inc.	3,000,000	59.7%	0	3,000,000	3,000,000	0
Quilvest Asian Equity Ltd.	750,000	24.8%	0	750,000	750,000	0

_____________________

(1) The number of shares shown as beneficially owned by any party includes all preferred convertible stock, options, warrants and other securities convertible into Common Stock which are exercisable by that party within 60 days of August 15, 2004.

(2) Assumes that only the securities convertible or exercisable into Common Stock held by such person or entity within 60 days of August 15, 2004, but does not include the 1,250,000 shares of Common Stock issuable upon exercise of the warrants issued in connection with the Issuer's October 2002 private placement of the Series 4-A Convertible Preferred Stock, which by their terms are not exercisable until April 1, 2005, and only then if certain specified events or conditions have occurred.

              Subject to the restrictions contained in the Stockholders Agreement, as summarized above, and the Commitment Letter, as summarized in Item 6 below, the Reporting Person has the sole power to vote and to dispose of the shares of Common Stock set forth besides its name in the table above. To the best knowledge of the Reporting Person, BAPEF Investments XII, Ltd. also shares voting power and dispositive power with respect to all or a portion of the shares listed beside its name in the foregoing table with Baring Asia Private Equity Fund LP1, Baring Asia Private Equity Fund LP2, Baring Asia Private Equity Fund LP3, Baring Asia Private Equity Fund LP4, BAPEF Co-Investment LP, BAPEF Advisers LP

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and Baring Asia (GP) Limited. To the best knowledge of the Reporting Person, each of Mercantile Capital Partners I, L.P. and Asia Internet Investment Group I, LLC shares voting power and dispositive power with respect to the shares listed beside their names in the foregoing table with Michael A. Reinsdorf, I. Steven Edelson and Nathaniel C.A. Kramer.

              Dennis Smith's business address is Unit 501, AXA Centre, 151 Gloucester Road, Wanchai, Hong Kong, and he is the Chief Financial Officer and Chief Strategy Officer and Vice Chairman of the Board of Directors of the Issuer. Mr. Smith is a U.S. citizen.

              John Cantillon's business address is Level 12, Menara HLA, No. 3, Jalan Kia Peng, Kuala Lumpur, Malaysia 50450, and he is the Chief Operating Officer of the Issuer. Mr. Cantillon is a citizen of the Republic of Ireland.

              Mercantile Capital Partners I, L.P. is an Illinois limited partnership, and Asia Internet Investment Group I, LLC is a Delaware limited liability company. The principal business address of those entities, which also serves as their principal offices, is 1372 Shermer Road, Northbrook, Illinois 60062.

              BAPEF Investments XII, Ltd. is a British Virgin Islands company, with its principal business address, which also serves as its principal office, located at P.O. Box 431, Alexander House, 13-15 Victoria Road, St. Peter Port, Guernsey GY1 3ZD, Channel Islands.

              Capital International Asia CDPQ Inc. is a Quebec company, with its principal business address, which also serves as its principal office, located at 1155 René-Lévesque Blvd. West Suite 4000, Montreal, Canada H3B 3V2. Quilvest Asian Equity Ltd. is a British Virgin Islands company, with its principal business address, which also serves as its principal office, located at Suite 5408, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

              The principal business of the above-named entities is the purchase, sale, exchange, acquisition and holding of investment securities.

              To the knowledge of the Reporting Person, the above-named people and entities have not, during the last five years, been convicted in a criminal proceeding. Further, to the knowledge of the Reporting Person, each of the above-named people and entities has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it became or has become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (d) Except as set forth in Item 4, the Reporting Person has not effected any transactions in the Issuer's Common Stock during the past 60 days. To the best knowledge of the Reporting Person, there have not been any transactions in the Issuer's Common Stock during the past 60 days by the other parties to the Stockholders Agreement.

              (e) Not applicable.

              (f) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              As noted in Item 4 above, by reason of the Stockholders Agreement all of these parties may be deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated by the Securities and Exchange Commission pursuant to the Act, and that, if the parties to the Stockholders Agreements are deemed to constitute a "group," then each such party, as a member of the "group," would be deemed to own beneficially all of the shares of Common Stock owned in the aggregate by the members of such group. In Amendment No. 2 to this schedule, the Reporting Person disclaimed (a) membership in such "group" by virtue of its execution and delivery of the Stockholders Agreement and (b) beneficial ownership of the shares of Common Stock in which it does not have a pecuniary interest. As noted in Item 4, the Stockholders Agreement will terminate. Additionally, the Reporting Person, in the Commitment Letter, agreed that, until the earlier of (a) November 15, 2004, and (b) completion of the transaction, he will not make, offer to make, agree to make, or suffer any disposition of his Preferred Stock or any interest therein.

              The Reporting Person and several other parties to the Stockholders Agreement have signed certain Commitment Letters, whereby, so long as certain conditions are satisfied, they are obligated, in connection with the exchange offer, to (i) exchange all of the Preferred Stock that they own for shares of Asia Holding Co. and (ii) sell to Symphony House Berhad all of the common shares of Asia Holding Co. that they receive as a result of participating in the exchange offer. Furthermore, the Reporting Person and the other parties to the Commitment Letters, consented to the exchange offer and the termination, effective upon completion of the exchange offer, of the Stockholders Agreement and the Registration Rights Agreement dated October 25, 2002 among the Issuer and certain stockholders (including the Reporting Person), which shall automatically and without any further action of the Reporting Person or any other party to the Commitment Letters terminate upon the completion of the exchange offer. A copy of the Commitment Letter has been filed as Exhibit 18 to this Amendment No. 4 to Schedule 13(D).

              Otherwise, except as set forth in this Amendment No. 4 to Schedule 13D or in the exhibits filed herewith and incorporated by reference, to the best of the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 5 herein or between such parties and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1(*)	Acquisition Agreement, dated May 24, 2001, between Vsource, Inc. and NetCel360 Holdings Limited (incorporated by reference to Exhibit 2.1 of the Issuer's Form 10-Q for the quarterly period ended April 30, 2001)

Exhibit 2(*)	Amendment to Acquisition Agreement, dated June 22, 2001, between Vsource, Inc. and NetCel360 Holdings Limited (incorporated by reference to Exhibit 2.2 of the Issuer's Report on Form 8-K, filed on July 2, 2001)

Exhibit 3(*)	Amended and Restated Bridge Loan Agreement, dated May 24, 2001, by and among NetCel360 Holdings Limited, NetCel360.com Ltd, NetCel360 Sdn Bhd and certain lenders named therein (incorporated by reference to Exhibit 4.2 of the Issuer's Report on Form 8-K, filed July 2, 2001)

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Exhibit 4(*)	First Amendment to Amended and Restated Bridge Loan Agreement, dated June 22, 2001, by and among NetCel360 Holdings Limited, NetCel360.com Ltd, NetCel360 Sdn Bhd and certain lenders named therein (incorporated by reference to Exhibit 4.3 of the Issuer's Report on Form 8-K, filed July 2, 2001)

Exhibit 5(*)	Employment Agreement by and between Vsource (USA) Inc. and Phillip E. Kelly dated as of January 1, 2003 (incorporated by reference to Exhibit 10.19 of the Issuer's Form 10-K for the year ended January 31, 2003)

Exhibit 6(*)	Plan of Reorganization of NetCel360 Holdings Limited dated June 8, 2001 (incorporated by reference to Exhibit 1 to the Schedule 13D of NetCel360 Holdings Limited filed on July 3, 2001)
Exhibit 7(*)	Convertible Note Purchase Agreement, dated June 25, 2001, by and among Vsource, Inc., NetCel360.com Ltd, NetCel360 Sdn Bhd and certain purchasers named therein (incorporated by reference to Exhibit 4.4 of the Issuer's Report on Form 8-K, filed July 2, 2001)

Exhibit 8(*)	Certificate of Designation of Series 3-A Preferred Stock (incorporated by reference to Exhibit 4.1 of the Issuer's Report on Form 8-K, filed July 2, 2001)
Exhibit 9(*)	Exchangeable Note and Warrant Purchase Agreement, dated July 12, 2001, by and among Vsource, Inc., NetCel360.com Ltd, NetCel360 Sdn Bhd and certain purchasers named therein (incorporated by reference to Exhibit 4.7 to the Issuer's Report on Form 10-Q for the quarterly period ended July 31, 2001)

Exhibit 10(*)	Certificate of Amendment of Certificate of Incorporation of Vsource, Inc., dated January 16, 2002 (incorporated by reference to Exhibit 3.3 of the Issuer's Report on Form 8-K, filed January 23, 2002)
Exhibit 11(*)	Exchangeable Note and Warrant Purchase Agreement, dated January 28, 2002, by and among Vsource, Inc., Vsource (CI) Ltd, Vsource (Malaysia) Sdn Bhd, and the Purchasers named therein (incorporated by reference to Exhibit 4.1 of the Issuer's Report on Form 8-K, filed February 6, 2002)

Exhibit 12(*)	Series 4-A Convertible Preferred Stock Purchase Agreement, dated October 23, 2002, by and among Vsource, Inc. and the purchasers set forth therein (incorporated by reference to Exhibit 4.1 of the Issuer's Report on Form 8-K, filed October 28, 2002)

Exhibit 13(*)	Convertible Securities Exchange Agreement, dated October 23, 2002, by and among the security holders set forth therein and Vsource, Inc. (incorporated by reference to Exhibit 4.5 of the Issuer's Report on Form 8-K, filed October 28, 2002)

Exhibit 14(*)	Stockholders Agreement, dated October 25, 2002, by and among Vsource, Inc., Philip Kelly, John Cantillon and Dennis Smith and the investors set forth therein (incorporated by reference to Exhibit 4.2 of the Issuer's Report on Form 8-K, filed October 28, 2002)

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Exhibit 15(*)	Registration Rights Agreement, dated October 25, 2002, by and among Vsource, Inc., Phillip Kelly, John Cantillon and Dennis Smith and the other investors set forth therein (incorporated by reference to Exhibit 4.3 of the Issuer's Report on Form 8-K, filed October 28, 2002)

Exhibit 16(*)	Certificate of Designations, Preferences and Rights of Series 4-A Convertible Preferred Stock of Vsource, Inc. (incorporated by reference to Exhibit 3.1 of the Issuer's Report on Form 8-K, filed October 28, 2002)

Exhibit 17(*)	Exhibit A to the Merger Agreement by and among Vsource, Inc., TEAM America, Inc. and Beaker Acquisition Co., Inc., dated June 12, 2003. (incorporated by reference to Exhibit 2.1 of the Issuer's Report on Form 8-K, filed June 13, 2003)

Exhibit 18	Commitment Letter signed by the Reporting Person issued to the Issuer, dated August 31, 2004
Exhibit 19	Common Stock and Warrant Purchase Agreement, dated as of August 31, 2004, by and among Symphony House Berhad, the Reporting Person and the other selling shareholders set forth therein

* Previously filed with the Securities and Exchange Commission.

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              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              Dated: August 31, 2004

PHILLIP E. KELLY /s/ Phillip E. Kelly